Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "WOLFER FINANCE CORP.", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF MAY, A.D. 2024, AT 5:01 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

2541615 8100
SR# 20242328543

Authentication: 203527511
Date: 05-21-24

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:01 PM 05/21/2024
FILED 05:01 PM 05/21/2024
SR 20242328543 - File Number 2541615

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

WOLFER FINANCE CORP.

* * * * * *

Wolfer Finance Corp. (the "Corporation"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "DGCL"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Wolfer Finance Corp. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on October 26, 2023 (the "Original Certificate").

2. The Original Certificate was amended and restated pursuant to that certain Amended and Restated Certificate of Incorporation of the Corporation filed with the Secretary of State of the State of Delaware on May 17, 2024 (as amended, the "Certificate of Incorporation").

3. This Amended and Restated Certificate of Incorporation restates, integrates and amends the Certificate of Incorporation, was duly adopted in accordance with the provisions of Section 242 and 245 of the DGCL, and was approved by written consent of the stockholders of the Corporation given in accordance with the provisions of Section 228 of the DGCL.

4. The Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

FIRST. The name of the Corporation is Wolfer Finance Corp. (the "Corporation").

SECOND. The registered office of the Corporation in the State of Delaware and New Castle County shall be 131 Continental Drive, Suite 305, Newark, Delaware 19713. The registered agent at such address shall be LegalInc Corporate Services Inc.

THIRD. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH. The total number of shares of all classes of capital stock that the Corporation has authority to issue is 200,000 shares, consisting of: (i) 100,000 shares of Class A Stock, par value $0.001 per share (the "Class A Stock"); and (ii) 100,000 shares of Class B Stock, par value $0.001 per share (the "Class B Stock" and, together with the Class A Stock, the "Capital Stock").

FIFTH. The designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows (unless otherwise indicated, references to "Sections" in this ARTICLE FIFTH refer to sections of this ARTICLE FIFTH):

1. **Voting.**

1.1 ***Class A Stock.*** Except as otherwise provided herein or by applicable law, the holders of shares of Class A Stock shall vote on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation. Each holder of shares of Class A Stock shall be entitled to one vote for each share of such Class A Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. There shall be no cumulative voting.

1.2 ***Class B Stock.*** Each holder of Class B Stock shall not be entitled to vote except as required by applicable law. The number of authorized shares of Class B Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL and without a separate class vote of the holders of the Class B Stock.

2. **Dividends.**

2.1 ***Class A Stock.*** Class A Stock shall not be entitled to receive dividends, except Class A Stock shall be entitled to receive dividends in connection with (i) a dissolution of the Corporation (a "Dissolution") or (ii) the closing of a sale of all or substantially all of the assets of the Corporation (an "Asset Sale"). Dividends that are payable in connection with a Dissolution or an Asset Sale shall be paid with equal priority and *pro rata* among the holders of Class A Stock and Class B Stock in proportion to the number of shares of Class A Stock and Class B Stock held by them. The right to receive dividends on shares of Class A Stock or Class B Stock in connection with a Dissolution or an Asset Sale shall not be cumulative, and no right to dividends shall accrue to holders of Class A Stock or Class B Stock in connection with a Dissolution or an Asset Sale by reason of

the fact that dividends on said shares are not declared or paid.

2.2 ***Class B Stock.*** In any calendar year, the holders of outstanding shares of Class B Stock shall be entitled to receive dividends, when, as and if declared by the board of directors, out of any assets at the time legally available therefor. Dividends shall be paid with equal priority and *pro rata* among the holders of Class B Stock in proportion to the number of shares of Class B Stock held by them, except dividends payable in connection with a Dissolution or an Asset Sale shall be paid in accordance with Section 2.1 of this ARTICLE FIFTH. The right to receive dividends on shares of Class B Stock shall not be cumulative, and no right to dividends shall accrue to holders of Class B Stock by reason of the fact that dividends on said shares are not declared or paid.

2.3 ***Non-Cash Distributions.*** If a dividend shall be payable in property other than cash, the value of such dividend shall be deemed to be the fair market value of such property as determined in good faith by the board of directors.

SIXTH. The election of the directors of the Corporation need not be by written ballot unless the bylaws of the Corporation shall so provide.

SEVENTH. Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or the bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of the Corporation.

EIGHTH. Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors of the Corporation; provided, however, that the Founder Director (as defined in that certain Stockholders' Agreement, dated as of May 17 , 2024, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time (the "Stockholders' Agreement")), shall be entitled to three (3) votes on each matter presented to the Board of Directors of the Corporation; provided, further, that the affirmative vote of the Founder Director shall be required for the authorization by the Board of Directors of the Corporation of any matter set forth in Section 2.3 or Section 3.2 of the Stockholders' Agreement.

NINTH. Meetings of stockholders may be held within or outside the State of Delaware, as the bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such

place or places as may be designated from time to time by the Board of Directors of the Corporation or in the bylaws of the Corporation.

TENTH. To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty as a director or officer, provided that this ARTICLE TENTH shall not eliminate or limit the liability of: (i) a director or officer for any breach of the director's or officer's duty of loyalty to the Corporation or its stockholders; (ii) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) a director under Section 174 of the DGCL; (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit; or (v) an officer in any action by or in the right of the Corporation. If the DGCL is amended after the filing of this Amended and Restated Certificate of Incorporation of which this ARTICLE TENTH is a part to authorize corporate action further eliminating or limiting the personal liability of directors and officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of the foregoing provisions of this ARTICLE TENTH by the stockholders of the Corporation shall only be prospective and shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

ELEVENTH. The Corporation shall, to the maximum extent permitted from time to time under the laws of the State of Delaware, indemnify and hold harmless, and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim ("Claim"), whether civil, criminal, administrative or investigative Claim, by reason of the fact that such person is or was or has agreed to be a director or officer of the Corporation or while a director or officer is or was serving at the request of the Corporation as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against any and all expenses (including attorney's fees and expenses), judgments, fines, penalties and amounts paid in settlement or incurred in connection with the investigation, preparation to defend or defense of such Claim; provided, however, that the foregoing shall not require the Corporation to indemnify or advance expenses to any person in connection with any Claim or counterclaim initiated by or on behalf of such person. Such rights are in addition to any similar rights arising under any bylaw, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any repeal or modification of the foregoing provisions of this ARTICLE ELEVENTH shall only be prospective and shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

TWELFTH. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation (or any of its subsidiaries) to the Corporation or any of the Corporation's stockholders; or (iii) any action asserting a claim arising pursuant to any provision

of the DGCL or this Amended and Restated Certificate of Incorporation or the bylaws of the Corporation.

IN WITNESS WHEREOF, Wolfer Finance Corp. has caused this Amended and Restated Certificate of Incorporation to be executed by an authorized officer of the Corporation on this 21st day of May, 2024.

WOLFER FINANCE CORP.

DocuSigned by:

By: Drew Wolfer
4E2FA7F7614343D...

Name: Drew Wolfer
Title: President